KIRKLAND LAKE GOLD REPORTS WIDE, HIGH-GRADE INTERCEPTS AT SWAN
ZONE, COMPANY TARGETING SIGNIFICANT GROWTH IN MINERAL RESERVES

•	Infill drilling at Swan Zone (“Swan”) continues to return intercepts with exceptionally high- grades, substantial widths and visible gold

➢	Key intercepts:	598 g/t Au over 6.4 m (ETW 5.8 m);
625 g/t Au over 3.6 m (ETW 3.3 m);
218 g/t Au over 5.6 m (ETW 5.2 m); and
144 g/t Au over 16.5 m (ETW 14.4 m)

•	High-value, visible-gold bearing intercepts demonstrate continuity of mineralization up to 200 m down-plunge from current Mineral Reserves

➢	Key intercepts:	251 g/t Au over 3.6 m (ETW 3.2 m);
246 g/t Au over 5.3 m (ETW 3.8 m);
95.3 g/t Au over 4.6 m (ETW 4.1 m); and
59.7 g/t Au over 5.1 m (ETW 3.7 m)

•	Significant growth in Swan Mineral Reserves expected in December 31, 2018 Mineral Reserve and Mineral Resource estimates (to be released in February 2019)

Abbreviations include: g/t Au: Grams per tonne gold; m: Metres; ETW: Estimated true width

Toronto, Ontario – December 13, 2018 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced new high-grade results from the ongoing underground drilling programs at the Fosterville Mine in Victoria, Australia. Recent underground infill drilling targeting the down-plunge extensions of Swan continues to return results that provide confirmation of the geological model and continuity of high-grade, visible-gold bearing mineralization on the Swan Fault.

Results from 47 new drill holes, totaling 17,169 m, continue to return intervals with exceptionally high grades and visible-gold outside of the December 31, 2017 Measured and Indicated Mineral Resources in the Swan Zone. Recent drilling demonstrates the continuous nature of high-grade, visible-gold bearing quartz veins with substantial widths covering a down-dip extent of approximately 75 m, approximately 100 m down-plunge of current Mineral Reserves. In addition, drilling has confirmed that high-grade, visible-gold mineralization continues to be prevalent at least 200 m down-plunge from current Mineral Reserves.

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: “Fosterville continues to generate outstanding results, both from exploration and operating activities. The infill drill results released today clearly demonstrate the continuity of wide, exceptionally high-grade, visible-gold bearing mineralization covering 75 m down dip, and extending 100 m down-plunge from current Swan Mineral Reserves. We also continue to generate encouraging drill results further down-plunge, with the release of multiple high-grade, visible-gold bearing drill intercepts in a zone extending up to 200 m down-plunge of current Reserves. These intercepts are significant as they increase our confidence that the Swan mineralization continues for a significant distance down-plunge. Today’s drill results will be incorporated into our December 31, 2018 Mineral Reserve and Mineral Resource estimates, which we expect will include a substantial increase in Swan Mineral Reserves.

“Among other key areas of exploration activity, we recently commenced underground drilling to test the down-plunge potential at Harrier South, following the establishment of an underground drill platform. Harrier South is a high-potential target, where earlier drill results demonstrated a trend of improving grades at depth with increasing amounts of visible gold, not dissimilar to drill results in the Lower Phoenix system prior to the discovery of the Swan Zone. In addition, we are also planning to accelerate resource definition drilling at Robbin’s Hill, where we have also encountered an increasing grade profile with visible gold at depth, and continue work on our regional exploration program, with multiple targets being evaluated.”

Swan Drilling Program

Results from the ongoing underground resource drilling program targeting Swan continue to demonstrate high-grade continuity down-plunge from current Mineral Reserves.

High-Grade, Visible-Gold Bearing Intercepts >1000 gram-m include:

•	598 g/t Au over 6.4 m (ETW 5.8 m), including 1,435 g/t Au over 2.65 m (ETW 2.4 m) in hole UDH2643A;
•	625 g/t Au over 3.6 m (ETW 3.3 m), including 6,123 g/t Au over 0.35 m (ETW 0.3 m) in UDH2483;
•	218 g/t Au over 5.6 m (ETW 5.2 m), including 730 g/t Au over 1.65 m (ETW 1.5 m) in UDH2742; and
•	144 g/t Au over 16.5 m (ETW 14.4 m), including 942 g/t Au over 2.05 m (ETW 1.8 m) in UDH2591A.

High-Grade, Visible-Gold Bearing Intercepts >100 to 1000 gram-m include:

•	251 g/t Au over 3.6 m (ETW 3.2 m), including 562 g/t Au over 1.6 m (ETW 1.4 m) in UDH2485;
•	95.3 g/t Au over 4.6 m (ETW 4.1 m), including 646 g/t Au over 0.65 m (ETW 0.6 m) in UDH2502;
•	105 g/t Au over 5.2 m (ETW 4.4 m), including 1,087 g/t Au over 0.35 m (ETW 0.3 m) in UDH2594;
•	83.9 g/t Au over 5.9 m (ETW 5.4 m), including 333 g/t Au over 1.4 m (ETW 1.2 m) in UDH2595;
•	65.5 g/t Au over 4.4 m (ETW 4.2 m), including 119 g/t Au over 2.2 m (ETW 2.1 m) in UDH2600;
•	95.2 g/t Au over 8.7 m (ETW 7.5 m), including 564 g/t Au over 1.4 m (ETW 1.2 m) in UDH2604;
•	35.3 g/t Au over 5.3 m (ETW 4.9 m), including 100 g/t Au over 1.7 m (ETW 1.6 m) in UDH2631;
•	31.1 g/t Au over 9.6 m (ETW 8.7 m), including 237 g/t Au over 0.9 m (ETW 0.8 m) in UDH2634;
•	74.9 g/t Au over 2.2 m (ETW 2.0 m) in UDH2641;
•	111 g/t Au over 3.15 m (ETW 3.0 m) in UDH2642;
•	38.7 g/t Au over 6.9 m (ETW 6.5 m), including 143 g/t Au over 1.7m (ETW 1.6 m) in UDH2742A;
•	26.0 g/t Au over 7.0 m (ETW 6.3 m), including 49.0 g/t Au over 2.5m (ETW 2.2 m) in UDH2787;
•	52.8 g/t Au over 11.3 m (ETW 9.5 m), including 151 g/t Au over 3.45m (ETW 2.9 m) in UDH2799;
•	246 g/t Au over 5.3 m (ETW 3.8 m), including 2,590 g/t Au over 0.4 (ETW 0.3) in UDH2801;
•	9.7 g/t Au over 20.3 m (ETW 15.9 m), including 84.4 g/t Au over 1.6m (ETW 1.2 m) in UDH2802; and
•	59.7 g/t Au over 5.1 m (ETW 3.7 m), including 180 g/t Au over 1.4m (ETW 1.0 m) in UDH2826.

All drill results are presented in Table 1 and all drill collars are listed in Table 2.

Abbreviations include: Gram-m: gold grade x estimated true width; >: greater than

Since the September 19, 2018 Kirkland Lake Gold News Release, underground diamond drilling into Swan has continued to return encouraging results down-plunge from current Mineral Reserves (Figure 1). Reported drill results are from 47 holes (17,169 m), of which 20 contain visible-gold mineralization, and have >100 gram-m intercepts, with four of those intervals containing >1,000 gram-m (Figure 2). All reported drill results are outside the December 31, 2017 Measured and Indicated Mineral Resources and highlight the continued significant Mineral Reserve growth potential of Swan.

Continued infill drilling into the December 31, 2017 Swan Inferred Mineral Resource has confirmed the strong continuity of high-grade, visible-gold bearing mineralization to a distance of up to 200 m down-plunge of Mineral Reserves. Four intercepts are greater than 1,000 gram-m, with two of these results, 598 g/t Au over 6.4 m (ETW 5.8 m) in UDH2643A and 625 g/t Au over 3.6 m (ETW 3.3 m) in UDH2483, located 75 m and 100 m down-plunge from Mineral Reserves, respectively. A zone of extremely high-grade mineralization identified on the Swan Fault is coincident with the intersection of the Swan Fault with the Swan Footwall Splay Fault (Figures 3 & 4.). Eight of the nine >1,000 gram-m intercepts, reported on the Swan Fault since the September 19, 2018 Kirkland Lake Gold News Release, lie within 40 m of the interpreted intersection lineation position of these two faults, which plunges approximately 20° to the south.

In addition, four high-grade, visible-gold bearing intercepts on the Swan Fault are located between 150 m and 200 m down-plunge from current Mineral Reserves. These intercepts strongly support the results of previous drilling, including drill intercept UDH2494 (September 19, 2018 Kirkland Lake Gold News Release), in demonstrating the continuity of exceptionally high-grade, visible-gold bearing mineralization (>100 gram-m) at least 200 m down-plunge of Mineral Reserves. Two >100 gram-m intercepts, 251 g/t Au over 3.6 m (ETW 3.2 m) from UDH2485 and 95.3 g/t Au over 4.6 m (ETW 4.1 m) from UDH2502, are located approximately 160 m and 200 m down-plunge from Mineral Reserves, respectively. The UDH2502 intercept at the 3895mRL is 1,265 m below surface and is now the deepest known drill hole intercept containing visible gold, 35 m deeper than previous recorded occurrences of visible gold.

Swan Footwall Splay Fault

The Swan Footwall Splay Fault is a recently identified mineralized footwall fault that emanates from and branches off the Swan Fault at approximately 6400mN and 4000mRL (Figures 3 & 4). Infill drilling and ongoing interpretation has further defined the Swan Footwall Splay Fault. Mineralized widths containing significant gold grades are typically largest on this fault immediately footwall to the Swan Fault. The interpreted Swan Footwall Splay Fault dips approximately 50°, is marginally steeper than the Swan Fault, and has been defined down to the 3825mRL at a maximum separation distance of 20 m from the Swan Fault.

Key Gold Intercepts:

•	79.4 g/t Au over 0.7 m (ETW 0.6 m) in hole UDH2497;
•	6.8 g/t Au over 4.6 m (ETW 3.7 m) in hole UDH2582;
•	4.8 g/t Au over 5.75 m (ETW 4.8 m) in hole UDH2594; and
•	8.8 g/t Au over 3.65 m (ETW 3.4 m) in hole UDH2702.

Qualified Persons

Troy Fuller, MAIG, Geology Manager, Fosterville Gold Mine, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this News Release.

Drilling and Underground Sampling Assay QAQC

Kirkland Lake Gold has in place quality-control systems to ensure best practice in drilling, sampling and analysis of drill core. All diamond drill hole collars (Table 2) are accurately surveyed using a Leica TS16 Total Station instrument and down-hole deviations are measured by either electronic gyro or single-shot instruments.

Sampling consisted of diamond drill core that was either full core or half core sampled. Half core samples were cut longitudinally in half with a diamond saw; one-half of the drill core was sent to an independent laboratory for analysis and the other drill core half retained for reference. Sample pulps are returned from the assay laboratory for reference and future geological or metallurgical studies. Drill core sample intervals vary between 0.3 and 1.2m in length and were determined from logging of sulfide and visible gold to geological boundaries.

Samples containing visible-gold or considered likely to contain visible-gold were separated from sulfide gold samples and dispatched independently for assaying. At the laboratory “visible-gold” jobs were processed through a single pulverizer and material barren of gold (‘quartz wash’) was crushed before and after each sample to minimize the potential for gold to contaminate successive samples.

Assays are based on 25-gram charge fire assays. Mean grades are calculated using a variable lower grade cutoff (generally 2 g/t Au) and maximum 2 m internal dilution. No upper gold grade cut is applied to the data. However, during future Mineral Resource studies the requirement for assay top cutting will be assessed.

All samples were assayed at On Site Laboratories, an independent laboratory in Bendigo, Victoria. The facility is registered ISO 9001:2008 (CERT-C33510).

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer operating in Canada and Australia that is on track to achieve significant production growth over the next three years, including target production of 740,000 – 800,000 ounces in 2019, 845,000 – 910,000 ounces in 2020 and 945,000 – 1,005,000 ounces in 2021. The production profile of the company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold, and to receive news releases by email, visit the Company’s website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information

This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to planned exploration programs, costs and expenditures, changes in Mineral Resource estimates, potential growth in Mineral Resources, conversion of Mineral Resources to proven and probable Mineral Reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Company’s Annual Information Form, financial statements and related MD&A for the periods ended December 31, 2017 and the MD&A for the three and nine months ended September 30, 2018, as well as other disclosures of "Risk Factors" by the Company and its predecessors, which are filed with the securities regulatory authorities in certain provinces in Canada and available on SEDAR. Although the Company has attempted to identify key factors that could cause actual results to differ materially, there may be other factors that cause unanticipated and unintended results. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve or is or will ever be economically or legally mineable or recovered.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com

Table 1:	Drill Assay Intercepts for the Swan and Swan Footwall Splay Diamond Drilling, Lower Phoenix Mineralized System, Fosterville Gold Mine

(The results are outside of Indicated Mineral Resources appearing in the December 31, 2017 Technical Report on the Mineral Resources and Mineral Reserves of The Fosterville Gold Mine, dated April 2, 2018, and available on sedar.com)

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
Swan Fault Mineralization
UDH2152	286.35	294.0	7.65	6.2	13.2	Swan
UDH2483 (1)	353.65	357.25	3.6	3.3	624.9	Swan
Including (1)	353.65	354.0	0.35	0.3	6,123.0	Swan
UDH2485 (1)	383.5	387.1	3.6	3.2	250.6	Swan
Including	383.5	385.1	1.6	1.4	562.5	Swan
UDH2486	360.0	361.5	1.5	1.4	36.2	Swan
UDH2487 (1)	372.3	378.0	5.7	4.9	7.4	Swan
Including (1)	375.4	375.9	0.5	0.4	67.1	Swan
UDH2490	349.7	354.65	4.95	4.5	13.4	Swan
Including	352.9	353.5	0.6	0.5	40.5	Swan
UDH2491	376.25	379.45	3.2	2.9	5.3	Swan
UDH2492 (1)	423.7	424.5	0.8	0.7	32.1	Swan
UDH2497 (1)	372.5	376.2	3.7	3.3	5.3	Swan
Including	372.5	373.4	0.9	0.8	13.6	Swan
UDH2498	358.4	361.8	3.4	3.2	15.6	Swan
UDH2500	386.15	388.05	1.9	1.7	25.4	Swan
UDH2502 (1)	363.7	368.3	4.6	4.1	95.3	Swan
Including (1)	367.25	367.9	0.65	0.6	646.0	Swan
UDH2503	377.4	389.0	11.6	9.7	8.2	Swan
UDH2505	352.2	361.0	8.8	8.4	10.4	Swan
UDH2539	336.5	338.65	2.15	1.7	6.0	Swan
UDH2582	292.4	306.8	14.4	11.6	9.2	Swan
UDH2585 (1)	313.2	319.4	6.2	5.0	10.8	Swan
UDH2591A (1)	260.95	277.45	16.5	14.4	143.9	Swan
Including (1)	261.45	263.5	2.05	1.8	942.3	Swan
And Including (1)	276.2	276.55	0.35	0.3	751.4	Swan
UDH2594 (1)	280.85	286.05	5.2	4.4	104.9	Swan
Including (1)	280.85	281.2	0.35	0.3	1,087.0	Swan
UDH2595 (1)	263.4	269.25	5.85	5.4	83.9	Swan
Including (1)	265.4	266.75	1.35	1.2	332.6	Swan
UDH2600 (1)	260.9	265.25	4.35	4.2	65.5	Swan
Including (1)	262.1	264.3	2.2	2.1	119.3	Swan
UDH2604 (1)	279.3	288.0	8.7	7.5	95.2	Swan
Including (1)	281.65	283.0	1.35	1.2	563.7	Swan
UDH2605	294.7	299.4	4.7	3.8	3.4	Swan
UDH2606A	297.4	303	5.6	4.5	12.4	Swan
Including	297.75	299.9	2.15	1.7	21.1	Swan
UDH2630	281.2	283.75	2.55	2.3	13.2	Swan

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
UDH2631 (1)	272.25	277.5	5.25	4.9	35.3	Swan
Including (1)	272.9	274.6	1.7	1.6	100.0	Swan
UDH2634 (1)	288.8	298.4	9.6	8.7	31.1	Swan
Including (1)	294.4	295.25	0.85	0.8	237.4	Swan
UDH2639	340.2	350.5	10.3	9.9	10.0	Swan
Including	349.45	349.75	0.3	0.3	130.0	Swan
UDH2641 (1)	344.45	346.65	2.2	2.0	74.9	Swan
UDH2642 (1)	336.9	340.05	3.15	3.0	111.0	Swan
UDH2643A (1)	344.5	350.9	6.4	5.8	598.5	Swan
Including (1)	345.35	348.0	2.65	2.4	1,435.4	Swan
And Including (1)	346.5	347.0	0.5	0.4	5,574.0	Swan
UDH2698	410.5	417.3	6.8	5.2	8.3	Swan
Including	412.35	412.7	0.35	0.3	52.0	Swan
UDH2699	431.35	440.5	9.15	7.2	6.6	Swan
Including	435.8	438.1	2.3	1.8	14.7	Swan
UDH2701	398.25	399.8	1.55	1.4	4.2	Swan
UDH2702	368.6	369.6	1	0.9	5.9	Swan
UDH2740	349.25	354.0	4.75	4.3	15.6	Swan
UDH2742 (1)	345.4	351.0	5.6	5.2	218.0	Swan
Including (1)	349.35	351.0	1.65	1.5	730.1	Swan
UDH2742A (1)	348.0	354.9	6.9	6.5	38.7	Swan
Including (1)	352.4	354.1	1.7	1.6	143.2	Swan
UDH2743A	345.3	351.2	5.9	5.3	16.5	Swan
Including	349.9	350.6	0.7	0.6	59.3	Swan
UDH2787	157.35	164.3	6.95	6.3	26.0	Swan
Including (1)	161.8	164.3	2.5	2.2	49.0	Swan
UDH2799 (1)	290.7	301.95	11.25	9.5	52.8	Swan
Including (1)	294.35	297.8	3.45	2.9	151.0	Swan
Including (1)	297.35	297.8	0.45	0.4	738.8	Swan
UDH2801 (1)	339.1	344.4	5.3	3.8	245.9	Swan
Including (1)	339.5	339.95	0.45	0.3	2,590.0	Swan
UDH2802 (1)	295.7	316.0	20.3	15.9	9.7	Swan
Including (1)	295.7	297.25	1.55	1.2	84.4	Swan
UDH2803 (1)	315.15	321.35	6.2	4.8	10.1	Swan
Including	317.25	318.9	1.65	1.3	22.9	Swan
UDH2824A	297.6	301.1	3.5	2.9	6.5	Swan
UDH2826 (1)	320.95	326.0	5.05	3.7	59.7	Swan
Including (1)	324	325.4	1.4	1.0	180.0	Swan
UDH2827	312.8	317.2	4.4	3.4	12.9	Swan
Including	315.35	316.9	1.55	1.2	26.3	Swan
Swan Footwall Splay Fault Mineralization
UDH2487	381.8	383.6	1.8	1.6	5.4	Swan FW Splay

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
UDH2497	386.4	387.1	0.7	0.6	79.4	Swan FW Splay
UDH2498	380.2	380.5	0.3	0.3	4.7	Swan FW Splay
UDH2500	400.6	401.0	0.4	0.4	4.7	Swan FW Splay
UDH2502	396.8	397.1	0.3	0.3	5.3	Swan FW Splay
UDH2503	412.5	415.8	3.3	3.0	3.7	Swan FW Splay
UDH2582	324.55	329.1	4.55	3.7	6.8	Swan FW Splay
UDH2594	302.0	307.75	5.75	4.8	4.8	Swan FW Splay
UDH2595	277.8	278.35	0.55	0.5	7.4	Swan FW Splay
UDH2600	274.95	277.05	2.1	1.9	2.0	Swan FW Splay
UDH2604	302.35	307.6	5.25	4.4	3.7	Swan FW Splay
UDH2634	318.4	320.2	1.8	1.6	4.5	Swan FW Splay
UDH2641	365.2	366.35	1.15	1.1	5.6	Swan FW Splay
UDH2642	353.75	356.7	2.95	2.8	2.6	Swan FW Splay
UDH2698	428.95	429.35	0.4	0.4	2.5	Swan FW Splay
UDH2701	414.1	416.55	2.45	2.4	3.4	Swan FW Splay
UDH2799	318.3	321.95	3.65	3.0	3.6	Swan FW Splay
UDH2801	379.2	379.6	0.4	0.3	3.7	Swan FW Splay
UDH2803	356.3	356.7	0.4	0.3	2.4	Swan FW Splay
UDH2824A	333	333.6	0.6	0.5	12.5	Swan FW Splay
UDH2826	368.8	369.6	0.8	0.6	0.0	Swan FW Splay
UDH2702	390.45	394.1	3.65	3.4	8.8	Swan FW Splay

Notes: (1) - Visible gold observed in drill intercept.

Drill intercepts greater than 30 Gram-m (gold grade x estimated true width) are shown in bold text.

Table 2:	Underground Diamond Drill Hole Collar Locations, Fosterville Gold Mine

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Total Depth (m)
UDH2152	6,357.2	1,406.5	4,192.7	104.8	-33.3	315.1
UDH2483	6,226.2	1,341.2	4,194.3	84.9	-43.8	377.9
UDH2485	6,226.0	1,341.2	4,194.3	97.9	-45.4	396.0
UDH2486	6,226.1	1,341.2	4,194.4	87.9	-42.2	398.0
UDH2487	6,226.2	1,341.2	4,194.4	94.0	-49.3	402.0
UDH2490	6,233.8	1,339.2	4,194.3	85.4	-42.7	380.7
UDH2491	6,233.7	1,339.0	4,194.1	96.4	-44.7	394.0
UDH2492	6,233.7	1,339.2	4,194.1	105.9	-47.2	434.6
UDH2497	6,233.5	1,339.0	4,193.9	99.9	-50.6	455.8
UDH2498	6,233.6	1,339.0	4,194.1	93.4	-52.0	398.6
UDH2500	6,233.4	1,339.0	4,194.1	105.7	-52.8	409.0
UDH2502	6,233.5	1,338.9	4,194.1	95.7	-57.6	416.8
UDH2503	6,233.2	1,338.6	4,194.1	102.8	-58.3	422.8
UDH2505	6,233.7	1,338.9	4,194.1	86.7	-57.9	374.8
UDH2539	6,366.0	1,381.7	4,191.9	121.7	-66.0	347.7
UDH2582	6,366.0	1,381.9	4,191.9	103.3	-57.6	337.0
UDH2585	6,365.8	1,381.8	4,192.0	114.8	-61.6	368.8
UDH2591A	6,355.3	1,406.4	4,192.6	94.6	-46.3	288.0
UDH2594	6,355.3	1,406.3	4,192.4	104.0	-60.3	314.8
UDH2595	6,355.2	1,405.5	4,192.2	84.9	-57.9	284.8
UDH2600	6,355.4	1,405.4	4,192.2	76.2	-61.0	285.3
UDH2604	6,355.2	1,406.3	4,192.4	109.0	-57.0	314.7
UDH2605	6,355.1	1,406.4	4,192.9	110.7	-34.3	321.0
UDH2606A	6,355.2	1,406.4	4,193.1	105.0	-29.2	330.0
UDH2630	6,366.3	1,381.7	4,191.9	81.9	-66.0	320.7
UDH2631	6,366.2	1,381.6	4,191.9	83.9	-62.3	302.8
UDH2634	6,366.1	1,381.7	4,192.0	102.9	-60.2	341.7
UDH2639	6,240.3	1,337.6	4,194.1	79.9	-43.0	366.3
UDH2641	6,240.2	1,337.6	4,194.1	81.0	-50.4	383.9
UDH2642	6,240.4	1,337.6	4,194.1	76.8	-47.9	377.9
UDH2643A	6,240.3	1,337.6	4,194.2	85.3	-28.7	358.0
UDH2698	6,225.2	1,341.2	4,194.3	111.2	-55.5	434.0
UDH2699	6,225.3	1,341.1	4,194.1	108.2	-59.1	446.6
UDH2701	6,225.3	1,341.2	4,194.3	102.8	-62.4	422.9
UDH2702	6,225.4	1,341.2	4,194.2	89.4	-66.0	413.8
UDH2740	6,241.0	1,337.3	4,193.9	83.4	-32.6	372.0
UDH2742	6,240.8	1,337.4	4,193.9	81.4	-39.5	366.0
UDH2742A	6,240.8	1,337.4	4,193.9	85.6	-25.6	363.0
UDH2743A	6,240.9	1,337.3	4,194.2	84.1	-42.0	375.0
UDH2787	6,392.0	1,395.3	4,054.9	96.2	-39.9	219.0

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Total Depth (m)
UDH2799	6,354.1	1,405.5	4,192.2	111.9	-57.8	332.8
UDH2801	6,354.9	1,405.4	4,192.2	126.9	-57.7	409.0
UDH2802	6,354.1	1,405.7	4,192.2	112.0	-53.0	323.4
UDH2803	6,354.1	1,405.6	4,192.3	123.0	-64.0	364.5
UDH2824A	6,361.8	1,396.6	4,192.1	108.1	-64.5	348.0
UDH2826	6,353.9	1,406.3	4,192.4	125.0	-63.3	387.0
UDH2827	6,362.0	1,396.7	4,192.1	109.5	-69.4	372.1

Notes: Collar locations are in Fosterville Mine Grid coordinate system.

Figure 1. Long Projection of Fosterville Gold Mine

South
View looking to West
North
Daley's Hill
John's
Harrier
Ellesmere
Falcon
5,000 mRL
HARRIER DECLINE
CENTRAL DECLINE
Lower Phoenix North
Harrier
Swan
PHOENIX DECLINE
4,000 mRL
See Figure 2 & 3
6250mN Cross Section
See Figure 4
3,000 mRL
Fosterville Mine Grid
5,000 mN
6,000 mN
7,000 mN
8,000 mN
LEGEND
MINING & MINERAL RESERVE
Mined Open Pits
Mined Development
Mined Stopes
Planned Development
Reserve Stopes
KL KIRKLAND LAKE GOLD
RESOURCE GRADE SHELLS
Indicated
Inferred
>3 g/t Au
1.5 g/t Au
>3g/t Au
1.5 g/t Au
(Mineral Resources and Reserves as at December 31, 2017)
(Mining as at December 5, 2018)

Longitudinal Projection of Fosterville Gold Mine

December 2018

Figure 2. Longitudinal Projection of Swan Mineralization, Fosterville Gold Mine

South
View looking to the West
North
UDH2643A
598 (5.8m)
Incl. 1,435 (2.4m)
& Incl. 5,574 (0.4m)
UDH2742
218 (5.2m)
Incl. 730 (1.5m)
UDH2591A
144 (14.4m)
Incl. 942 (1.8m)
& Incl. 751 (0.3m)
Potential area of
Inferred to Indicated Mineral Resource
conversion by December 31, 2018
UDH2483
625 (3.3m)
Incl. 6,123 (0.3m)
UDH2494
83.1 (6.8m)
Incl. 366 (1.3m)
(Previously Reported September 19, 2018)
PHOENIX DECLINE
4,000 mRL
3,800 mRL
6,000 mN
6,200 mN
6,400 mN
Fosterville Mine Grid
0
100
metres
LEGEND
MINING & MINERAL RESERVE
Mined Development
Mined Stopes
Mined Swan Stopes
Planned Development
Swan Reserve
(Mineral Resources and Reserves as at December 31, 2017
(Mining as at December 5, 2018)
RESOURCE GRADE SHELLS
Indicated
Inferred
>3 g/t Au
> 3 g/t Au
MINERALIZATION
Swan
Target Trend
DRILL INTERCEPTS
(Colored by gram-Metre*)
>1,000
100 to 1,000
30 to 100
15 to 30
5 to 15
0 to 5
Hole Name
Grade (g/t Au) & (Estimated True Width (m))
(Shown for > 30 Gram-Metre* or Visible Gold)
Visible Gold Highlighted in yellow
* Gram-Metre = Grade x Estimated True Width
Previously Reported Swan Intercept
Company News Release, September 19, 2018
Faded star & square symbol
KL KIRKLAND LAKE GOLD

Longitudinal Projection of Swan Mineralization, Fosterville Gold Mine

December 2018

Figure 3. Longitudinal Projection of Swan Footwall Mineralization, Fosterville Gold Mine

South
View looking to the West
North
6,000 mN
6,200 mN
6,400 mN
PHOENIX DECLINE
4,000 mRL
3,800 mRL
Fosterville Mine Grid
UDH2497
79.4 (0.6m)
UDH2595
UDH2600
UDH2604
UDH2594
UDH2641
UDH2642
UDH2634
UDH2487
UDH2700
UDH2498
UDH2582
UDH2505
UDH2524A
UDH2601
UDH2603
UDH2596
UDH2503
UDH2826
UDH2701
UDH2702
UDH2502
0
100
metres
LEGEND
MINING & MINERAL RESERVE
Mined Development
Mined Stopes
Mined Swan and Eagle Stope
Planned Development
(Mineral Resources and Reserves as at December 31, 2017
(Mining as at December 5, 2018)
MINERALIZATION
Swan Footwall Splay
Target Trend
DRILL INTERCEPTS
(Colored by gram-Metre*)
30 to 100
15 to 30
5 to 15
0 to 5
Hole Name
Grade (g/t Au) & (Estimated True Width (m))
(Shown for > 30 Gram-Metre* or Visible Gold)
Visible Gold Highlighted in yellow
* Gram Metre = Grade x Estimated True Width
Previously Reported Swan Footwall Splay Intercept
Company News Release, September 19, 2018
Faded square symbol
KIRKLAND LAKE GOLD

Longitudinal Projection of Swan Footwall Splay Mineralization, Fosterville Gold Mine

December 2018

Figure 4. Phoenix Mineralization System Schematic Cross Section 6250mN

West
East
View looking North
4,400 mRL
4,200 mRL
4,000 mRL
3,800 mRL
Tielen
Fosterville (Kestrel)
Thunderbird (Pegasus)
Allwood
Benu
Pelican
Pegasus East
Allwood East
Benu East
Phoenix Base
Kestrel
Pegasus
SWAN
SWAN FOOTWALL SPLAY
EAGLE
CYGNET
0
100
metres
1,400 mE
1,600 mE
Fosterville Mine Grid

KEY

- Fault
- Bedding Parallel Fault
- Interpreted Fault Zone
- Bedding Form Lines
- Anticline
- Syncline
- Kestrel Black Shale
- Benu Shale

KIRKLAND LAKE GOLD

FOSTERVILLE GOLD MINE

Phoenix Gold System
Schematic Cross Section 6250mN

MINERALIZATION

- Visible Gold
- Sulfide Hosted Gold
- Phoenix Mineralized System

September 2018